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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                            The Bon-Ton Stores, Inc.
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                                (Name of Issuer)

                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09776J 10 1
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                                 (CUSIP NUMBER)

                                 April 11, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /  Rule 13d-1(b)
            /X/  Rule 13d-1(c)
            / /  Rule 13d-1(d)



                                Page 1 of 6 Pages
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                                  SCHEDULE 13G

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   CUSIP No. 09776J 10 1                                   Page  2 of 6 Pages
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1.    NAME OF REPORTING PERSONS:  David R. Glyn
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)   [ ]
                                                            (b)   [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP or PLACE OF ORGANIZATION            United States of America

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  NUMBER OF
   SHARES         5.  SOLE VOTING POWER                                      0
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6.  SHARED VOTING POWER                              896,691
    EACH          --------------------------------------------------------------
  REPORTING       7.  SOLE DISPOSITIVE POWER                                 0
 PERSON WITH      --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER                         896,691
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     896,691

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                      [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    6.9%

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12.   TYPE OF REPORTING PERSON                                              IN

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                                  SCHEDULE 13G

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   CUSIP No. 09776J 10 1                                   Page 3 of 6 Pages
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ITEM 1(a).  NAME OF ISSUER:

                  The Bon-Ton Stores, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2801 E. Market Street
                  York, PA  17402

ITEM 2(a).  NAME OF PERSON FILING:

                  David R. Glyn

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Wolf, Block, Schorr and Solis-Cohen LLP
                  1650 Arch Street
                  22nd Floor
                  Philadelphia, PA 19103

ITEM 2(c).  CITIZENSHIP:

                  United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).  CUSIP NUMBER:

                  09776J 10 1

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:  Not Applicable

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

            (b) [ ]     Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;


                                      -3-
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                                  SCHEDULE 13G

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   CUSIP No. 09776J 10 1                                   Page 4 of 6 Pages
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            (e) [ ]     Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

            (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

            (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

            (a)  Amount beneficially owned:     896,691

            (b)  Percent of Class:              6.9%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:  0

                  (ii)  Shared power to vote or to direct the vote: 896,691

                  (iii) Sole power to dispose or direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        896,691

      David R. Glyn beneficially owns 896,691 shares of the Issuer's Common Stock, $.01 par value ("Common Stock"), representing 6.9% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended. Specifically, Mr. Glyn beneficially owns 321,504 shares of Common Stock and 545,237 shares of the Issuer's Class A Common Stock, $.01 par value ("Class A Common Stock"), in his capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"), and beneficially owns 24,950 shares of Common Stock in his capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"). Each of the 1989 Trusts and the 1993 Trusts was created for the benefit of one of Mr. Grumbacher's three adult children. Mr. Glyn also beneficially owns 5,000 shares of the Issuer's Common Stock in his capacity as co-trustee of a trust created for the

                                  SCHEDULE 13G

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   CUSIP No. 09776J 10 1                                   Page 5 of 6 Pages
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benefit of Mr. Grumbacher's grandchild under an Indenture of Trust of M. Thomas
Grumbacher dated December 30, 1999 (the "1999 Trust").

      Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock. Assuming the conversion of the shares of Class A Common Stock listed above, Mr. Glyn has the shared power to vote and to dispose of, or to direct the vote and disposal of, 896,691 shares of Common Stock.

      Mr. Glyn disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock listed above.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      The 1989 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust. Mr.Glyn is co-trustee of each of the 1989 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust with co-trustees Henry F. Miller, Nancy T. Grumbacher and Thomas W. Wolf.

      The 1993 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by each such trust. Mr. Glyn is a co-trustee of each of the 1993 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by each such trust with co-trustees Henry F. Miller, Nancy T. Grumbacher and Thomas W. Wolf.

      The 1999 Trust has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the trust. Mr.Glyn is co-trustee of the 1999 Trust and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by such trust with co-trustees Nancy T. Grumbacher, Beth G. Elser and Thomas W. Wolf.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable


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                                  SCHEDULE 13G

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   CUSIP No. 09776J 10 1                                   Page 6 of 6 Pages
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ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 13, 2002
                                    ------------------------------------------
                                                   (Date)


                                             /s/ David R. Glyn
                                    ------------------------------------------
                                                 (Signature)


                                                  David R. Glyn
                                    ------------------------------------------
                                                  (Name/Title)


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